Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated March 28, 2012 to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011, and the Product Supplement dated November 9, 2011
US$366,000
Senior Medium-Term Notes, Series B
Reverse Exchangeable Notes with Contingent Digital Payment due June 29, 2012
Linked to the Common Stock of ATP Oil & Gas Corporation

•	This pricing supplement relates to an offering of Reverse Exchangeable Notes linked to the common stock of ATP Oil & Gas Corporation.

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The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to accept that the potential participation in the appreciation of the Reference Stock will be limited, be willing to accept the risks of owning the common stock of the Reference Stock Issuer, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the shares of the Reference Stock.

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The notes will pay interest monthly at the per annum fixed rate specified below. Additionally, if the Final Stock Price exceeds the Initial Stock Price (each as defined below), we will pay an additional cash amount equal to 10% of your principal amount ($100 per $1,000 in principal amount of the notes) plus the principal amount. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the closing price of the Reference Stock has declined from the Initial Stock Price below the Trigger Price during the Monitoring Period, as described below.

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If the Final Stock Price is less than the Initial Stock Price, the payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Delivery Amount), in each case, together with any accrued and unpaid interest, as described below.

•	The notes will have a term of three months.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount	Interest Rate per Annum	Contingent Digital Payment per $1,000 in Principal Amount of the Notes	Initial Stock Price	Trigger Price	CUSIP	Price to Public	Total Underwriting Discount	Proceeds to Bank of Montreal
0744	ATP Oil & Gas Corporation	ATPG	US$366,000	19.95%	$100.00	$7.81	$5.47	06366Q6T9	100%	2.00% US$7,320	98.00% US$358,680

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on or about March 30, 2012.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Payment at Maturity:
The payment at maturity for the notes is based on the performance of the Reference Stock. Unless the Contingent Digital Payment is payable as described below, you will receive $1,000 for each $1,000 in principal amount of the note, unless:

(1) the Final Stock Price is less than the Initial Stock Price; and

(2) on any day during the Monitoring Period, the closing price of the Reference Stock has declined to a price that is less than the Trigger Price. (“Closing Price Monitoring” is applicable to the notes.)

If the conditions described in both (1) and (2) are satisfied, you will receive at maturity, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Delivery Amount will most likely be substantially less than the principal amount of your notes, and may be zero.

If the Final Stock Price exceeds the Initial Stock Price, you will receive $1,100 for each $1,000 in principal amount of the notes, which equals the Contingent Digital Payment plus $1,000 in principal amount of the notes.

Pricing Date:	March 28, 2012

Settlement Date:	March 30, 2012

Valuation Date:	June 27, 2012

Maturity Date:	June 29, 2012

Interest Payment Dates:	Interest on the notes will be paid on April 30, 2012, May 30, 2012 and the Maturity Date.

Interest Rate:	19.95% per annum. Each interest payment will be equal to approximately $16.63 per $1,000 in principal amount of the notes.

Contingent Digital Payment:	$100 per $1,000 in principal amount of the notes.

Monitoring Period:	The period from the pricing date to and including the Valuation Date.

Physical Delivery Amount:
The number of shares of the Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the Initial Stock Price, subject to adjustments, as described in the product supplement.  Any fractional shares will be paid in cash. Payment of the Physical Delivery Amount and the maturity of the notes may be postponed by up to ten business days under certain circumstances, as set forth in the section of the product supplement, “General Terms of the Notes—Payment at Maturity—Physical Delivery Amount.”

Cash Delivery Amount:	The amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Stock Price, subject to adjustments, as described in the product supplement.

Initial Stock Price:
$7.81.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes—Payment at Maturity” and “—Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Trigger Price:	$5.47

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

Automatic Redemption:	Not Applicable

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated November 9, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated November 9, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911003814/f1024111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated November 9, 2011.

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Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Stock Price and whether the closing price of the Reference Stock has declined from the Initial Stock Price to a closing price that is less than the Trigger Price on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a number of shares of the Reference Stock (or, at our election, the Cash Delivery Amount).  We expect that the market value of those shares or the Cash Delivery Amount will be less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

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Your return on the notes is limited to the principal amount plus the Contingent Digital Payment (plus accrued and unpaid interest) if the Final Stock Price exceeds the Initial Stock Price. — You will not receive a payment at maturity with a value greater than your principal amount, plus the Contingent Digital Payment (including accrued and unpaid interest).  This will be the case even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuer, including extending loans to, or making equity investments in, the Reference Stock Issuer, or providing advisory services to it.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuer, and these reports may or may not recommend that investors buy or hold shares of the Reference Stock.  As a potential purchaser of the notes, you should undertake an independent investigation of the Reference Stock Issuer that in your judgment is appropriate to make an informed investment decision.

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The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will have no ownership rights in the Reference Stock. — As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the Reference Stock Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

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No affiliation with the Reference Stock Issuer. — We are not affiliated with the Reference Stock Issuer.  You should make your own investigation into the Reference Stock and the Reference Stock Issuer. We are not responsible for the Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading in the Reference Stock. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Although the U.S. federal income tax treatment of the interest is uncertain, we intend to take the position that such interest constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Departmentare actively considering whether, among other issues, the holder of an instrument such as the notesshould be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricingsupplement, the section “United States Federal Income Taxation” in the accompanying prospectusand the section entitled “Certain Income Tax Consequences” in the accompanying prospectussupplement. You should consult your tax advisor about your own tax situation.

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A 30% U.S. federal withholding tax will be withheld on interest paid to non-United States holders. While the U.S. federal income tax treatment of the notes (including proper characterization of the interest for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the interest paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation

The Reference Stock

All information contained herein on the Reference Stock and on the Reference Stock Issuer is derived from publicly available sources and is provided for informational purposes only. Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Stock Issuer under the Exchange Act can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.  See the section “The Reference Stock Issuers” in the product supplement for additional information.

ATP Oil & Gas Corporation acquires and develops natural gas and oil properties, and produces natural gas and crude oil, primarily in the outer continental shelf of the Gulf of Mexico. The company concentrates on proven undeveloped reserves which have not been strategic to major oil and gas exploration companies. The company also operates in the shallow waters of the Gulf of Mexico and in the North Sea.  Its common stock is traded on the Nasdaq Global Select Market under the symbol “ATPG.”

Historical Information of the Reference Stock

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	7.78	2.86
	Second Quarter	9.25	5.18
	Third Quarter	22.16	5.38
	Fourth Quarter	21.58	15.27

2010	First Quarter	20.35	13.00
	Second Quarter	22.96	8.53
	Third Quarter	13.89	9.11
	Fourth Quarter	16.88	13.31

2011	First Quarter	20.35	15.64
	Second Quarter	18.79	14.67
	Third Quarter	15.87	7.71
	Fourth Quarter	11.46	5.78

2012	First Quarter (through the pricing date)	8.65	6.38

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments at maturity on a $1,000 investment in the notes, based on the Initial Stock Price of $7.81 (the closing price of the Reference Stock on March 28, 2012), the Trigger Price of $5.47 (approximately 70.00% of the Initial Stock Price, rounded to two decimal places), the Contingent Digital Payment of $100 per $1,000 in principal amount of the notes, a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) the closing market price of the Reference Stock does not fall below the Trigger Price at any time during the Monitoring Period, (ii) the closing market price of the Reference Stock declines below the Trigger Price at any time during the Monitoring Period or (iii) the Final Stock Price is greater than the Initial Stock Price. The numbers appearing in the following table and examples have been rounded for ease of analysis.

The hypothetical examples shown below are intended to help you understand the terms of the notes.  The actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether its closing price was below the Trigger Price on any trading day during the Monitoring Period.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity
		(i) if the closing market price of the Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the Reference Stock falls below the Trigger Price on any day during the Monitoring Period	(iii) if the Final Stock Price exceeds the Initial Stock Price
$11.72	150.00%	N/A	N/A	$1,100.00
$9.76	125.00%	N/A	N/A	$1,100.00
$7.81	100.00%	$1,000.00	$1,000.00	N/A
$7.03	90.00%	$1,000.00	128.04 shares of the Reference Stock or the Cash Delivery Amount, which equals $900.00.	N/A
$6.25	80.00%	$1,000.00	128.04 shares of the Reference Stock or the Cash Delivery Amount, which equals $800.00.	N/A
$5.47	70.00%	$1,000.00	128.04 shares of the Reference Stock or the Cash Delivery Amount, $700.00.	N/A
$5.08	65.00%	N/A	128.04 shares of the Reference Stock or the Cash Delivery Amount, which equals $650.00.	N/A
$3.91	50.00%	N/A	128.04 shares of the Reference Stock or the Cash Delivery Amount, which equals $500.00.	N/A
$3.12	40.00%	N/A	128.04 shares of the Reference Stock or the Cash Delivery Amount, which equals $400.00	N/A
$0.00	0%	N/A	128.04 shares of the Reference Stock or the Cash Delivery Amount, which equals $0.00	N/A

* Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Delivery Amount), the principal amount of your notes in cash, or, if applicable, the principal amount of your notes plus the Contingent Digital Payment. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.  Regardless of the performance of the Reference Stock, or of the payment that you receive at maturity, you will receive the interest payments on the notes.

Supplemental Tax Considerations

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). The following section supersedes the discussion of U.S. federal income taxation in the accompanying product supplement in its entirety. Except as otherwise noted under “Non-United States Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the Reference Stock Issuer would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the Reference Stock Issuer were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the Reference Stock Issuer and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled income-bearing derivative contract linked to the Reference Stock for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the interest is uncertain, we intend to take the position, and the following discussion assumes, that such interest (including any coupon paid on or with respect to the maturity date) constitutes taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are so treated, a United States holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the cash amount a holder receives at such time (other than amounts properly attributable to any interest, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

If the notes are settled by physical delivery of a number of shares of the Reference Stock at maturity, although no assurances can be provided in this regard, a United States Holder may generally expect not to recognize gain or loss upon maturity and any cash payment of accrued and unpaid interest would be taxed as ordinary income (as described above). However, a United States Holder would generally be required to recognize gain or loss, if any, with respect to any cash received in lieu of fractional shares, equal to the difference between the cash received and the pro rata portion of the tax basis allocable to those fractional shares. Any such gain or loss would be treated as capital gain or loss. A United States holder’s tax basis in the shares of Reference Stock delivered would generally equal its tax basis in the notes. A United States Holder’s holding period for the shares of Reference Stock delivered would begin on the day immediately following the maturity date. If a United States Holder receives cash instead of shares of Reference Stock upon maturity, such United States Holder will generally be taxed in the same manner as described in the preceding paragraph.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. As the notes have a term of less than one year, a United States holder that is a cash method taxpayer generally will be required to include the interest in income at the time it is paid. A United States holder who uses the accrual method of accounting generally should be required to accrue any original issue discount on a note on a straight-line basis. Upon the sale or maturity of the notes, a United States holder using either method of accounting generally should recognize taxable gain or loss in an amount equal to the difference between the amount realized on the sale or maturity of the notes and such holder’s tax basis in the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any interest, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently irrespective of any interest and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting.  Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders.  The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a Note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the interest for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the interest paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders.  A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the coupons under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the interest for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-United States holders must consult their tax advisors in this regard.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any interest which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under recently proposed Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. The withholding tax will not be imposed on payments pursuant to obligations outstanding as of March 18, 2012. However, if proposed Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.